UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36342 / September 23, 2026

In the Matter of	:
	:
TCG Strategic Income Fund	:
525 Okeechobee Boulevard, Suite 1650	:
West Palm Beach, Florida 33401	:
	:
(811-24095)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on July 10, 2026, and amended on August 14, 2026, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On August 28, 2026, a notice of filing of the application was issued (Investment Company Act Release No. 36316). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.